UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40426

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Madison Avenue Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

13500 Evening Creek Dr N Ste 555
(No. and Street)

San Diego	CA	92128
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sandra Woods	858 207 1303	swoods@mas-bd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tait Weller
(Name – if individual, state last, first, and middle name)

50 South 16th Street Ste 2900	Philadelphia	PA	19102-2529
(Address)	(City)	(State)	(Zip Code)

10/16/2003	445
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin McNees _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Madison Avenue Securities, LLC _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Martin McNees _____ Digitally signed by Martin McNees
Date: 2026.03.02 12:33:52 -08'00'

Title:

President _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MADISON AVENUE SECURITIES, LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2025 AND 2024

PUBLIC

MADISON AVENUE SECURITIES, LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Madison Avenue Securities, LLC
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Madison Avenue Securities, LLC as of December 31, 2025 and 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Madison Avenue Securities, LLC as of December 31, 2025 and 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Madison Avenue Securities, LLC's management. Our responsibility is to express an opinion on Madison Avenue Securities, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Madison Avenue Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Madison Avenue Securities LLC's auditor since 2021.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tait, Weller & Baker LLP

TAIT WELLER & BAKER, LLP

Philadelphia, Pennsylvania
March 2, 2026

MADISON AVENUE SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2025 and 2024

	2025	2024
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 5,741,118	$ 5,319,168
Commissions receivable	1,310,773	866,225
Registered representative receivables, net	295,261	589,496
Prepaid expenses	294,516	109,809
Related party receivable	4,715	19,323
Total current assets	7,934,913	6,904,021
Property and equipment, net	2,253	12,627
Deposits with clearing organization	250,000	250,000
Other deposits	36,277	36,277
Total Assets	$ 7,934,913	$ 7,202,925
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 279,934	$ 97,850
Accrued liabilities	204,078	205,000
Commissions payable	1,998,777	1,827,599
Employment liabilities	514,523	547,754
Related party payable	64,388	54,963
Other current liabilities	232,877	161,836
Total Liabilities	3,294,577	2,895,002
MEMBERS' EQUITY		
Members' equity	4,640,336	4,307,923
Total members' equity	4,640,336	4,307,923
Total liabilities and members' equity	$ 7,934,913	$ 7,202,925

MADISON AVENUE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

For The Years Ended December 31, 2025 and 2024

(1) ORGANIZATION AND NATURE OF BUSINESS

Madison Avenue Securities, LLC ("Company"), a Delaware Limited Liability Company, is dually registered as a Broker Dealer and a Registered Investment Advisor Firm. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company will continue as a limited liability company ("LLC") until the managing member decides the advantages of the limited liability company structure no longer exist.

The Company provides securities investment services as an introducing broker-dealer. The Company maintains a fully disclosed clearing relationship with Pershing, LLC.

The Company is registered with the Securities and Exchange Commission under the Investments Advisers Act of 1940 to provide investment advisory services.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years, or the life of the lease if dependent on the lease term. The Company expenses general repairs and maintenance costs that do not extend the life of any existing asset, as incurred.

REVENUE RECOGNITION

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASC 606"). This ASU implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of control for promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity is required to identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the entity satisfies a performance obligation. ASC 606 further requires that companies

disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. (See Note 4 for further information.)

CREDIT LOSSES ON FINANCIAL INSTRUMENTS

The Company accounts for estimated credit losses on financial assets measured at amortized cost basis in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standard Codification ("ASC") Topic 326 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and supportable forecasts. A broker-dealer's estimate of expected credit losses should consider the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses. A broker-dealer, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable.

RECEIVABLES AND CREDIT POLICIES

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable that are over 30 days old. Receivables consist of commissions and fees earned on the sale of mutual funds and retirement products and from amounts billed to the Company's registered reps for insurance premiums and other fees the Company pay on their behalf. Commissions receivable, net of trading costs are stated at the amount expected to be collected. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement, carrier statements or, if unspecified, are applied to the earliest unpaid amounts. The amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, current conditions and reasonable supportable forecasts, writes off the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectability. In the opinion of management, at December 31, 2025, and 2024, all commissions were considered collectible and no allowance was deemed necessary.

MADISON AVENUE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS – (Continued)

For The Years Ended December 31, 2025 and 2024

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years, or the life of the lease if dependent on the lease term. The Company expenses general repairs and maintenance costs that do not extend the life of any existing asset, as incurred.

FINANCIAL INSTRUMENTS

The Company does not hold financial instruments for trading purposes as part of its business operations. Certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are carried out at cost, which approximates their fair value because of the short-term maturity of these financial instruments.

CONCENTRATION OF CREDIT RISK

The Company engages in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the year ended December 31, 2025, commission, and fee revenue from three types of investments, Mutual Funds, Investment Advisory and Variable Annuities, accounted for approximately 72% of total revenues.

For the year ended December 31, 2024, commission, and fee revenue from three types of investment, Mutual Funds, Investment Advisory and Variable Annuities, accounted for approximately 71% of total revenues.

As of December 31, 2025, and 2024, no registered representative accounted for more than 10% of gross revenues.

The Company maintains its bank accounts at four financial institutions. Funds are insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). As of December 31,2025, the Company had accounts with uninsured cash balances of approximately $5,090,000. The Company has not experienced any losses in such accounts and management believes it places cash on deposit with financially stable institutions.

The Company maintained clearing accounts at a financial institution located in New Jersey. The Securities Investors Protection Corporation ("SIPC") insures customers for up to $250,000 in cash losses and up to $500,000 in total at these institutions. At December 31, 2025, the Company had no uninsured cash balances at this institution.

MADISON AVENUE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS – (Continued)

For The Years Ended December 31, 2025 and 2024

INCOME TAXES

As a Delaware limited liability company doing business in California, the Company is not liable for federal income taxes. However, the Company is subject to an $800 California minimum state franchise tax and a fixed fee based on revenues. The Company is subject to franchise taxes required in any of the various states in which it operates. For the years ended December 31, 2025, and 2024, franchise tax fees incurred based on revenues were $59,617 and $27,020, respectively. The total state tax included in the provision for income taxes for the years ended December 31, 2025, and 2024 was $0 and $0, respectively. Members of the LLC are personally liable for individual federal and state income taxes on the Company's taxable income.

SUBSEQUENT EVENTS

In January 2026, the Company entered into a note payable agreement relating to financed insurance premiums. The terms of the agreement require monthly installments of $59,878 which include interest at a rate of 7.45%. The balances are due in November 2026.

At December 31, 2025, the Company had two open complaints that were settled subsequent to year end. The related liabilities were accrued as of December 31, 2025, and amounted to approximately $100,000.

The Company's management assessed and determined that the Company has sufficient insurance coverage for the legal matters for the year ended December 31, 2025. In the opinion of the Company's management, based on current available information, review with outside legal counsel and insurance coverage, the ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations.

Management has evaluated subsequent events, as defined by FASB ASC 855, Subsequent Events, through the date that the financial statements were available to be issued on February 27, 2026.

(3) BROKER DEALER – SINGLE REPORTING SEGMENT

The Company is engaged in a single line of business as a broker-dealer which is comprised primarily of agency transactions and investment advisory services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, CODM uses excess net capital (see Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions and manage the company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Refer to the Statements of Operations for the segment's revenues and significant segment expenses.

MADISON AVENUE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS – (Continued)

For The Years Ended December 31, 2025 and 2024

(4) PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2025	2024
Equipment	2,693	2,693
Computer equipment	28,430	28,430
	31,123	31,123
Less: accumulated depreciation and amortization	(28,870)	(18,496)
Property and equipment, net	$ 2,253	$ 12,627

Depreciation expense for each of the years ended December 31, 2025, and 2024 was $10,374.

(5) REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers includes commissions, marketing and distribution fees and asset management fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied to uncertain future events.

Investment Advisory Fees

The Company provides investment advisory services daily. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

MADISON AVENUE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS – (Continued)

For The Years Ended December 31, 2025 And 2024

Distribution Fees (12b-1 fees) from Mutual Funds and Retirement Products (Investment Company Shares)

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Costs to Obtain or Fulfill a Contract with a Customer

The Company incurs costs to obtain revenue contracts with its customers, such as sales commissions paid to independent registered representatives for obtaining new contracts with clients. These costs do not meet the criteria for capitalization under ASC 606. The Company has recorded as a liability certain estimated costs incurred but not paid associated with providing services where the performance obligation has been met. As of December 31, 2025 and 2024, the amount of the liability for costs incurred but not paid was $1,602,744 and $1,327,085. During the years 2025 and 2024, the Company recognized commissions expense of $44,537,922 and $36,325,502, respectively, directly related to obtaining revenue from contracts.

Accrual of Revenue from Contracts with Customers

Revenue from contracts is accrued in circumstances where the Company believes the performance obligation has been met. The Company estimates revenue based on historical data and has recorded as an asset estimated revenue earned but not paid. As of December 31, 2025, and 2024 the amount of the asset for revenue earned but not paid was $1,310,773 and $866,225, respectively.

Other Revenue

Other revenue principally consists of wholesaling, overrides and product support fees that the Company is entitled to upon the sale of certain products based on their selling agreements. The Company believes that its performance obligation for these fees is the sale of securities to investors, which is fulfilled on the trade date. The remaining portion of other revenue includes fees charged to representatives and other activity, where the performance obligation is satisfied at the time of invoicing.

MADISON AVENUE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS – (Continued)

For The Years Ended December 31, 2025 And 2024

(6) EMPLOYMENT LIABILITIES

Employment liabilities on December 31, 2025, and 2024, consist of unpaid and accrued compensation, payroll taxes and paid time off totaling $514,523 and $547,754, respectively.

(7) EMPLOYEE BENEFIT PLAN

On January 1, 2005, Asset Marketing Systems Insurance Services, LLC ("AMS"), a former parent and affiliated company, instituted a 401(k) plan (the "Plan") in which AMS and the Company's employees may participate if they are 18 years or older and after they have been employed one full month with a minimum one hour of actual service performed. An employee may contribute up to the maximum allowed by Internal Revenue Service ("IRS") regulations.

The Company, a participating employer in the Plan, matches employees' contributions. The matching contributions expensed in 2025 and 2024 were $68,291 and $56,915, respectively.

(8) NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(iv) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $50,000 or 6-2/3% of aggregated indebtedness, $219,638 and $193,000 on December 31, 2025 and 2024, respectively, whichever is higher.

On December 31, 2025, and 2024, the Company had net capital of $3,767,634 and $3,388,832, respectively, which was $3,547,996 and $3,195,832 in excess, respectively, of its required minimum net capital and the ratios of aggregate indebtedness to net capital were 0.87 to 1 and 0.85 to 1, respectively.

(9) COMMITMENTS AND CONTINGENCIES

LEGAL AND REGULATORY MATTERS

The Company is involved in legal proceedings including arbitration claims and other claims which were initiated by regulators, customers or clients involving the purchase or sale of investment securities. As of the date that the financial statements were available to be issued, management is not able to estimate the possible loss or range of loss in excess of its current insured limits that may be incurred as a result of these ongoing matters.

For the years ended December 31, 2025, and 2024, the Company incurred $935,206 and $1,037,848, respectively, in legal expenses, settlements and awards.

MADISON AVENUE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS – (Continued)

For The Years Ended December 31, 2025 And 2024

(10) RELATED PARTY TRANSACTIONS

In 2025 and 2024, distributions of $1,500,000 were made to the members.

The Company shared expenses with affiliated companies' "Affiliates". The Affiliates paid expenses under the expense sharing agreement in the amount of $648,974 and $604,745 or the years ended December 31, 2025 and 2024, respectively. The Company incurred expenses under the expense sharing agreement of $664,585 and $606,605 for the years ended December 31, 2025, and 2024, respectively. As of December 31, 2025, and 2024, the payable balances to Affiliates were $64,388 and $54,963, respectively.

The Affiliates paid the Company $120,105 and $46,956 for the years ended December 31, 2025, and 2024, respectively. As of December 31, 2025, and 2024, the receivable balances from the Affiliates were $4,715 and $19,323, respectively.

Additionally, the company leases its office space from an affiliate on annual basis. Lease expense amounted to $176,497 and $171,357 for the years ending December 31, 2025, and December 31, 2024, respectively.

The Company has a selling agreement with an Affiliate under which the Affiliate compensates the Company in relation to such non-variable life insurance and fixed/fixed indexed annuity sales. During the years ending December 31, 2025, and 2024, the Company generated approximately $200,000 and $1,200,000, respectively, which is included in other revenue on the statement of operations.